Exhibit 99.1
FLY LEASING LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 30, 2011
NOTICE IS HEREBY given that the Annual General Meeting (the “Meeting”) of Shareholders of Fly Leasing Limited (the “Company”) will be held on June 30, 2011 at 10:00 A.M. (GMT) at the Company’s offices at West Pier Business Centre, Dun Laoghaire, Co. Dublin, Ireland, for the following purposes, all of which are more completely set forth in the accompanying information statement:
1.	To re-elect Erik G. Braathen as a director of the Company.

2.	To re-elect Sean Donlon as a director of the Company.

3.	To re-elect Joseph M. Donovan as a director of the Company.

4.	To re-elect James Fantaci as a director of the Company.

5.	To re-elect Susan M. Walton as a director of the Company.

6.	To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.

7.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The financial statements of the Company for the year ended December 31, 2010, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Board, will be presented at the Meeting.

By order of the Board

Joseph M. Donovan, Chairman
Fly Leasing Limited

Dated May 16, 2011
Notes:
1.	The Board has fixed the close of business on May 10, 2011 as the record date for the determination of Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.

2.	A form of proxy is enclosed for use in connection with the business set out above.
3.
Each of the resolutions in 1-5 above will be determined in accordance with the Company’s Bye-law 36.3, which provides that the persons nominated for re-election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares, as defined in the Amended and Restated Bye-laws, pursuant to Bye-law 36.5. The resolution set out in 6 above is an ordinary resolution, approval of which will require the affirmative votes of a majority of the votes cast at the Meeting.

FLY LEASING LIMITED
FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD ON JUNE 30, 2011

I/we

(NAME IN BLOCK CAPITALS)

Of

(ENTITY NAME IF APPLICABLE)
being (a) holder(s) of  _____  common shares of Fly Leasing Limited (the “Company”) on the record date of May 10, 2011, hereby appoint Colm Barrington and/or Gary Dales to act as my/our proxy at the Annual General Meeting (the “Meeting”) of the Company to be held on June 30, 2011, or at any adjournment thereof, and to vote on my/our behalf as directed below.
Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company. Should this card be returned duly signed, but without specific direction, the proxy will vote or abstain at his direction.

Resolutions	For	Against	Abstain
1. To re-elect Erik G. Braathen as a director of the Company.
2. To re-elect Sean Donlon as a director of the Company.
3. To re-elect Joseph M. Donovan as a director of the Company.
4. To re-elect James Fantaci as a director of the Company.
5. To re-elect Susan M. Walton as a director of the Company.
6. To appoint Ernst & Young LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.

Date:

Signature:

This proxy should be completed and sent to the following addresses by not later than 48 hours before the time for holding the Meeting.

With a copy to:
Colm Barrington	Mina Kim
Fly Leasing Limited	BBAM LLC
West Pier Business Centre	525 Market Street, 33rd Floor
Dun Laoghaire, Co. Dublin, Ireland	San Francisco, CA 94105, USA
Fax: +353-1-231-1901	Fax: 415-618-3337

INFORMATION CONCERNING SOLICITATION AND VOTING FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF FLY LEASING LIMITED TO BE HELD ON JUNE 30, 2011
PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2010 will be presented at the Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by Shareholders, and no such approval is sought at the Meeting.
The audited consolidated financial statements of the Company for the year ended December 31, 2010 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on the Company’s website at www.flyleasing.com.
COMPANY PROPOSALS
PROPOSALS 1, 2, 3, 4 and 5 — ELECTION OF DIRECTORS
The Board has determined that it shall be comprised of eight directors. The Amended and Restated Bye-laws provide that five of the directors shall be elected by the holders of the common shares and three will be appointed by the holders of the Manager Shares. The Board has nominated the five persons listed below for re-election by the holders of the common shares as directors of the Company. All nominees are presently members of the Board. As provided in the Company’s Amended and Restated Bye-laws, each director elected by the holders of the common shares is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected or appointed or their office is otherwise vacated.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company to be elected by the holders of the common shares is set forth below:

Name	Age	Position
Erik G. Braathen	55	Director, Chairman of the Compensation Committee, member of the Audit Committee and Nominating and Corporate Governance Committee

Sean Donlon	70	Director, Chairman of the Nominating and Corporate Governance Committee, member of the Audit Committee and Compensation Committee

Joseph M. Donovan	56	Chairman of the Board of Directors, Chairman of the Audit Committee

James Fantaci	64	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee

Susan M. Walton	50	Director, Member of the Compensation Committee and Nominating and Corporate Governance Committee

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Protector Insurance ASA, Bank2 and Peergynt Tours, Sayonara AS and Ojada AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington.
Sean Donlon has been a member of our board of directors since June 2007. Mr. Donlon has served as the chancellor of the University of Limerick, Ireland from 2002 to 2008. Mr. Donlon has previously worked with the GPA Group plc, as well as with GE Capital Aviation Services. Prior to entering the private sector, he had a long career in the Irish public service, having been Irish Ambassador to the United States of America and Secretary General of the Department of Foreign Affairs. Mr. Donlon is a director of Aviva Life International Ltd., Enba plc, the University of Limerick Foundation Ltd. and chairman of the BIRR Scientific and Heritage Foundation Ltd. Mr. Donlon is a graduate of the University College Dublin and was conferred with an Honorary Doctorate of Civil and Canon Laws by the National University of Ireland in December 2008 and an Honorary Doctorate of Laws by the University of Limerick in January 2009.
Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s asset-backed securities and debt financing group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of asset finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of Institutional Financial Markets Inc. (formerly known as Cohen & Company) and Homeownership Preservation Foundation. Mr. Donovan received his MBA from The Wharton School and has a degree in Accountancy from the University of Notre Dame.
James Fantaci has been a member of our board of directors since May 2007. Although now retired from Babcock & Brown, Mr. Fantaci had coordinated all of Babcock & Brown’s operating leasing activities worldwide until November 2008. Prior to joining Babcock & Brown in 1982, Mr. Fantaci was senior vice president of the New York office of Matrix Leasing International and prior to that he served as assistant treasurer of the Bank of New York. Mr. Fantaci attended the New School for Social Research and graduated from Brooklyn College with a degree in Economics.
Susan M. Walton has been a member of our board of directors since June 2007. Until September 2010, Ms. Walton was a sub-regional director of the environmental charity Groundwork London. Until February 2008, Ms. Walton was the chief executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as general manager — structured finance and export credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex Wildlife Trust, a trustee for Buglife — The Invertebrate Conservation Trust, Chair of the South East Green Infrastructure Partnership and a member of the High Weald AONB Sustainable Development Fund Panel. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

PROPOSAL 6 — APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Company will ask Shareholders to approve the appointment of Ernst & Young LLP as the Company’s independent auditors and to authorize the Board to determine the auditors’ remuneration.
All services rendered by the independent auditors are subject to pre-approval and review by the Company’s Audit Committee.
OTHER BUSINESS
The Company’s management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

Joseph M. Donovan, Chairman
Fly Leasing Limited

Dated: May 16, 2011

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